Mail Stop 4561

April 14, 2008

Robert R. Kauffman, Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, AZ 85260

> **Re: Alanco Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 31, 2008**
> **File No. 333-149584**

Dear Mr. Kauffman:

We have reviewed your revised registration statement and have the following comment:

<u>Item 16. Exhibits</u>

1. We note that you have revised your registration statement to file, or incorporate by reference, a number of agreements and amendments relating to the securities issuance transactions described in the prospectus, including the Purchase Agreement filed as an exhibit to your Form 8-K filed on January 23, 2008. Please ensure that the certificate of designation of the Series A preferred stock, the warrant agreement and the registration rights agreement relating to the company's January 2008 unregistered offering are also filed as exhibits and listed in the exhibit index to the registration statement.

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Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (480) 348-1471</u>
Steven P. Oman, Esq.